November 25, 2020

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edwin Kim

Re:	South Mountain Merger Corp.
Registration Statement on Form S-4
Filed October 26, 2020
File No. 333-249673

Ladies and Gentlemen:

On behalf of South Mountain Merger Corp. (the “Registrant”) we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated November 20,2020 (the “Comment Letter”) relating to the above-referenced Registration Statement. The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) an amendment to the Registration Statement which reflects these revisions and generally updates certain information in the Registration Statement.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Registration Statement on Form S-4, filed October 26, 2020

Questions and Answers About the Business Combination

What vote is required to approve the proposals presented at the special meeting of stockholders?,  page 5

1.
Please quantify the approximate number of public South Mountain Merger Corp. (“South Mountain”) Class A common stock owned by stockholders that have already agreed to vote to approve the Business Combination. Further, please clarify the percentage of the remaining shares that are necessary to achieve the majority voting threshold for the Class A common stock separate class vote.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 10, 33 and 106 of the Amendment.

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus, Page 21

2.
Please provide a brief description of the SPAC sponsor, South Mountain LLC and its beneficial owner and control persons. Further please, identify the material PIPE Investors and tell us whether they are related parties to either Factor Systems, Inc. (“Billtrust”) or South Mountain.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 22 and 29 of the Amendment.

Unaudited Historical Comparative and Pro Forma Combined Per Share Date of South Mountain and Billtrust, page 40

3.	Disclose the historical Billtrust net loss per share amounts or explain in a footnote why it is n/a and advise us.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 41 and 42 of the Amendment.

4.	Disclose the pro forma book value per share for Billtrust and South Mountain. We refer you to our pro forma balance sheet comments below.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 42 and 43 of the Amendment.

5.	Disclose equivalent pro forma per share data for Billtrust pursuant to Item 3(f) of Form S-4.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 42 and 43 of the Amendment.

Risk Factors

The Existing Charter and the Proposed Charter, require, to the fullest extent permitted by law, page 83

6.
We note that your exclusive forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for claims arising under the Securities Act, pursuant to Article XIII of your charter on page C-6. However, your disclosure on pages 83 and 259 appears to imply that the Delaware Chancery Court has exclusive jurisdiction over federal securities law claims that are not made pursuant to the Exchange Act, unless Delaware state courts do not have jurisdiction. Please reconcile these disclosures. Further, please clarify that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Address the uncertainty of the enforceability of exclusive forum provisions for Securities Act claims in state courts and disclose that investors cannot waive their rights under the federal securities laws.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 85 and 274 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information, page 85

7.
Disclose the ratio of the exchange of South Mountain shares for Billtrust shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 40.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 43 and 88 of the Amendment.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 87

8.
Please revise the pro forma balance sheet to present first a South Mountain pro forma balance sheet assuming no redemptions and a South Mountain pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. The South Mountain pro forma balance sheet adjustments should give effect to:

•          The forfeiture by the Sponsor of up to 2,250,000 shares of its Class B Common Stock;

•          Reclassification of cash held in the trust account to cash; and

•          The cash payment to redeeming South Mountain Public Stockholders under the maximum redemption scenario.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 89, 90 and 97 through 101 of the Amendment.

9.
Please revise the pro forma balance sheet to present a Billtrust pro forma balance sheet assuming no redemptions and a Billtrust pro forma balance sheet assuming maximum redemptions, before presenting the pro forma combined balance sheets. Present in a separate adjustment columns following the Billtrust historical balance sheet, pro forma adjustments:

•          To recognize a distribution accrual for the amount of cash to be paid to existing Billtrust stockholders under the two scenarios; and

•          To give effect to the redemption/conversion of the preferred stock.

You should disclose in sufficiently detailed footnotes the nature of the adjustments and how they were calculated, including an explanation of what will happen to the Billtrust preferred stock.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 89, 90 and 97 through 101 of the Amendment.

10.	Disclose in a separate footnote to the pro forma balance sheet the details of the PIPE financing.
The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 101 of the Amendment.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 Description of the Business Combination, page 91

11.
Refer to the table on the top of page 92. In light of the contemplated forfeiture by the Sponsor of up to 2,250,000 shares of its Class B Common Stock, it is unclear why the Sponsor is shown as holding the same number of shares under the two scenarios.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 96 of the Amendment.

12.	Please clarify how the number of common shares to be issued to Billtrust shareholders will be determined in relation to the possible South Mountain shareholders redemption outcomes.
In response to the Staff’s comment, the Registrant has revised the Registration Statement in response to the Staff’s comment on page 96 of the Amendment.

Background of the Business Combination, page 106

13.
In your description for September 21, 2020, you reference that South Mountain’s board performed various valuation analyses to determine an agreed upon equity valuation of Billtrust of $1.19 billion. Please provide more detailed descriptions of the results of each of these valuation methods and clarify how they were performed. Further, please clarify why this valuation differs from the $1.3 billion post-business combination valuation that you describe on page 116.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 113, 114, and 122 through 124 of the Amendment.

Certain Billtrust Projected Financial Information, page 118

14.
Please disclose all material estimates and assumptions that were made to compile the financial projections on page 120. We note that Billtrust’s management anticipates increases of 18% in 2022 and 20% in 2023 for projected net revenue. Please clarify, for example, if these figures anticipate the implementation of your growth plans such as expanding into new geographic territories, acquiring new companies, introducing new products, or having similar growth rates for number of electronic invoices presented or total payment volume.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 129 of the Amendment.

The Business Combination Proposal, page 126

15.
Please consider providing illustrative examples of the cash payout and share issuances to Billtrust stockholders as a result of the First Merger transaction. Please also consider providing before and after organizational charts for each step in the Business Combination.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 133 and 134 of the Amendment.

16.	Please identify the Billtrust stockholder that has agreed to accept South Mountain Class C common stock and disclose the amount of shares involved on an as-converted basis.
The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 138 and 165 of the Amendment.

17.
Please clarify whether a former Billtrust stockholder may receive earn out shares even if they have since sold their SMMC Elected Common Stock prior to your post-Business Combination (“New Billtrust”) shares exceeding the milestone criteria.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 140 of the Amendment.

Industry Overview  page 171

18.
Please clarify how you determined that the global total addressable market for digital transformation of accounts receivables with integrated payments is $37 billion across 150,000 mid-market and enterprise businesses.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 182 of the Amendment.

Billtrust’s Platform and Solutions, page 173

19.
You refer to Billtrust as a “leader in the digital transformation of AR and B2B payments.” Please clarify the basis for belief that you are leader in your industry, such as criteria as market share by revenues.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 185 of the Amendment.

20.
You describe the BPN platform as a partnership with Visa that was launched in November
2018. Please clarify the role of Visa in the BPN network and describe the terms of any material agreements that Billtrust has with Visa. Further, please clarify whether you derive a material amount of revenue through the BPN.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 185 of the Amendment. The Registrant supplementally advises the Staff that the revenues received by Billtrust under the agreement with Visa have been, on an annual basis, immaterial to date.

21.
You identify two operating segments, Print and Software & Solutions. Please provide a description of your Print segment and clarify which of your solutions you describe on pages 174 and 175 generates revenue for the Print segment.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 187 of the Amendment.

Billtrust’s Customers,  page 175

22.
You refer to having 1,800 enterprise and mid-market B2B customers each generating over $50 million in annual revenue. Please clarify how you define enterprise versus mid-market customers and clarify if there are material differences in terms of how your platform and solutions are provided, serviced or marketed to each category of customers. If so, please provide an estimate of the number of customer you have in each size category and the percentage of revenue derived from each category.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 187 of the Amendment.

Billtrust’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
Business Overview, page 189

23.
In light of your significant operating losses, negative cash flows from operating activities, and negative Adjusted EBITDA in each period, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. In this regard, we note management performed an annual impairment test of goodwill as of October 1, 2019, 2018 and 2017 and did not identify any indications of impairment. A discussion that includes the assumptions management made in these tests may enhance an understanding of management’s plans and enable investors to see the company through the eyes of management. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 201 of the Amendment.

Key Performance Metrics, page 193

24.
Please balance your disclosure of the metric ‘net dollar retention’ with a comparative discussion of your actual retention of billing accounts that had subscription and transaction fees in the previous years and interim period.

The Registrant respectfully advises the Staff that actual retention of billing accounts is not a key metric that Billtrust’s management uses to evaluate its results of operations because Billtrust’s customers vary considerably in terms of size and revenue generated. As disclosed in the Amendment, Billtrust has more than 1,800 customers, and their usage of Billtrust’s products and platform varies significantly. As a result, changes in the absolute number of billing accounts does not necessarily affect revenue materially and are not necessarily indicative of trends in Billtrust’s overall operating performance. For example, the loss of a smaller customer that purchases fewer products would not have the same impact as the loss of a larger customer that purchases multiple products. In addition, expansion within Billtrust’s customer base can offset the loss of a customer due to non-renewals. As such, Billtrust’s management believes that focusing on the actual retention of billing accounts could prove misleading, particularly where, as in Billtrust’s case, revenue contribution across customers varies considerably. Billtrust believes that dollar-based net retention rate is a more relevant metric to evaluate Billtrust’s results of operations because the net growth in subscription and transaction fees from existing customers on a period to period basis has a more direct impact on total revenue than the total number of billing accounts retained. This key metric provides a more complete understanding of Billtrust’s operating performance because the primary drivers for increased revenue between comparable periods are a combination of expansions of subscription and transaction fees from existing customers, which this metric captures, as well as increases in Billtrust’s customer base. Given Billtrust’s large customer base, the wide range of spending among Billtrust’s customers, and the frequency with which existing customers expand and contract their use of Billtrust’s products and platform, Billtrust does not believe that fluctuations in the absolute number of billing accounts has a necessarily direct or meaningful impact on Billtrust’s revenues, and does not consider Billtrust’s absolute number of billing accounts as material for investors in understanding Billtrust’s results of operations.

Results of Operations

Comparison of the Years Ended December 31, 2019 and 2018, page 200

25.
Please expand your discussion of your results of operations to describe any known trends or uncertainties that have had or that Billtrust management reasonably expects will have a material impact on revenues or income from continuing operations. For example, in light of Billtrust’s recent acquisitions, discuss the impact of your acquired businesses on revenues and any trends in organic growth in revenues. If applicable, discuss to what extent management intends to rely upon future business acquisitions for future revenue growth.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 212 and 215 of the Amendment.

26.	Please quantify in your comparative discussions the impact Billtrust’s acquisitions on the change in revenues and costs of revenues.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 212, 213, 215 and 216 of the Amendment.

Description of South Mountain’s Securities, page 244

27.
On page C-2, your proposed Business Combination charter refers to your Class 2 non-voting common stock automatically converting into Class 1 voting common stock if there is a “Widely Disbursed Offering” by the Special Situations Investing Group II, LLC or its affiliates. Please disclose the terms of this automatic conversion feature of your Class 2 common stock. Define Widely Disbursed Offering and describe the Special Situations Investing Group II, LLC and its relationship to the investors or management of Billtrust.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page 257 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 262

28.	Please clarify whether you will provide disclosure of the beneficial ownership of the principal stockholders of Billtrust prior the proposed business combination.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 276 through 279 of the Amendment.

29.	Please disclose the natural persons that will hold voting and/or investment power over New Billtrust shares beneficially owned by affiliates of Bain Capital, Riverwood Capital, and W Capital Partners.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 278 and 279 of the Amendment.

30.
We note that you describe the New Billtrust beneficial stockholders as holding New Billtrust common stock. Please advise us whether your footnotes will clarify the amount of the New Billtrust common stock that will be Class 1 voting common stock versus Class 2 non-voting common stock.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See pages 278 and 279 of the Amendment.

Security Ownership of Certain Beneficial Owners and Management, page 262

31.	Disclose loss per share on the face of your income statements pursuant to ASC 260-10-45-2.

The Registrant has revised the Registration Statement in response to the Staff’s comment.  See page F-4 of the Amendment.

*****

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3309.

Very truly yours,

/s/ Raphael M. Russo, Esq.

Raphael M. Russo

cc:	Securities and Exchange Commission
Joseph M. Kempf
Robert Littlepage
Jan Woo

South Mountain Merger Corp.
Charles B. Bernicker
Nicholas Dermatas

Factor Systems Inc.
Flint Lane
Mark Shifke

Cooley LLP
Nicole Brookshire, Esq.
Matthew Browne, Esq.